82-34639

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

AGENIX

04010115

SEC#~~82-5258~~

RECEIVED FEB 23 2004 SEC MAIL PROCESSING WASH, D.C. 158 SECTION

12 February 2004

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

PROCESSED FEB 26 2004 THOMSON FINANCIAL

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 11 February 2004..

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

dlw 2/26

Neil Leggett
Company Secretary

AGENIX

Company Announcement

Media Release

11 February 2003

Agenix ThromboView® project on track

Brisbane-based Agenix Limited (ASX: AGX, NASDAQ:AGXLY) has confirmed that its ThromboView® project is firmly on track with preparations for the manufacture of clinical Phase II material, submission of an Investigational New Drug application (IND) and roll out of the Phase II program in North America later this year.

With ongoing market intelligence confirming that the commercial opportunity for ThromboView® remains substantial, the product will be a significant future revenue earner for the company.

Following an inspection and subsequent approval of the company's dedicated ThromboView® Phase II production facility at Acacia Ridge by the Therapeutic Goods Administration (TGA), Agenix has embarked upon the manufacture of Phase II material for the planned clinical trials.

Agenix will lodge its IND submission for ThromboView® with the United States Food and Drug Administration (FDA) in the second quarter of 2004 and will commence Phase II clinical trials soon thereafter.

The ThromboView® clinical program continues to recruit patients into the Phase Ib DVT study in Australia, although the results of this study are not required by the FDA prior to the commencement of the Phase II program.

Long-time project mentor and Chair of the Scientific Advisory Board, Professor Paul Eisenberg, said today that the Agenix project team was continuing to meet all clinical, manufacturing and regulatory development milestones.

He said results from the ongoing clinical trials would be available in the next quarter and would be critical in defining the commercialisation strategy for ThromboView®.

"To date the progress has been encouraging with regards to the long-term market potential for ThromboView®.

"We are confident that our clinical development program will reveal ThromboView's® value in addressing unmet needs facing physicians on a daily basis. Clinical results will establish the role of ThromboView® as an essential tool in the diagnostic armoury."

Agenix Managing Director Donald Home said the ThromboView® project was very much on course and was being aggressively moved forward to the next phase.

"There is no doubt that this project has gold standard potential and we expect revenue from ThromboView® to build to a minimum of $320 million per annum over the product's life.

"Thromboembolism is the third most common cause of cardiovascular death after heart attack and stroke and the world desperately needs a better method to detect blood clots - at the moment about 50 per cent of blood clots are detected, too late, during autopsy," he said.

ThromboView® is a diagnostic imaging product being developed by Agenix which will help doctors to better diagnose blood clots in the body.

ENDS

For more information contact:

Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300
Mobile: 0438 500 255

Ms Jann George
Phillips Group
Ph: 61 7 3230 5000
Mobile: 0417 780 670

Agenix Limited [ASX:AGX, NASDAQ:AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant-care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.com